Filed by Frontier Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Frontier Oil Corporation

Commission File No.:1-7627

Below is the transcript of a video message delivered by Holly Corporation’s President, Dave Lamp and Frontier Oil Corporation’s Chairman, President and Chief Executive Officer, Mike Jennings, to both Holly and Frontier employees on May 13, 2011.

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Mike Jennings:

“Really the interesting question is one of why did it take so long? And, I do a lot of work with investors, and I’ve spent a lot of time talking with Wall Street analysts and investors about this transaction and that’s really their question. These companies are an obvious fit, have been for a long time; have pursued very similar strategies, and similar geography. What we’re doing through this transaction is to put them together to make them stronger, better and more capable strategically in the future. We do that on account of having a broader base. We now have 5 plants instead of 3 and 2 respectively; we’ve got a very strong and liquid balance sheet. I think everybody knows that we occupy an industry that has a lot of cyclicality and seasonality associated with it. We’re going to be able to power through those things a lot better as a combined company. We’re bigger; we’ve got 450,000 barrels of crude distillation capacity between us. I look forward to strategically executing our plan with the confidence that we can ride through the storms and grow organically and externally through what has been a challenging industry in the last couple years.”

Dave Lamp:

“What’s the purpose of this merger? Well, to me personally, I think it’s what I mentioned a little bit, it’s growth for the employees, in terms of opportunity. That said, you know I think what happens, as Mike mentioned, is really we get a big financial kick here. Much stronger financially; very strong balance sheet. Relatively low debt levels, maybe even suboptimum on debt. The ability to do a larger acquisition is probably in our cards just because of the financial strength this will bring. The purchasing power that we’re going to get. You know when we were 250,000 barrels which was not that long ago, Holly was even at 100,000 barrels, it’s hard to get the attention of your suppliers. You’re just kind of a gnat. At 450, you know the crude guys, all of sudden the crude guys say ‘ooh, they’re players, so we better pay attention to them.’ All your catalyst suppliers, all your chemical suppliers, all the utilities that supply you…all of sudden you’re a little bit of a bigger player, with better credit, and that’s going to give us leverage. So, a lot of little subtle things, but the big piece is really a lot of opportunity for employees, opportunities to grow and consolidate the industry some more, opportunities to really just be better than what we were through synergies between the 2 facilities, facilities in the mid-west region for instance and really the technology mix here is really interesting because Frontier was largely a coking based refiner and we were large an asphalt based refiner so we bring different synergies there that I think we’re going to be able to exploit into the market place and serve our customers even better with that mix of technology.”

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Mike Jennings:

“This merger is going to create value across a number of different parameters. Let’s start out first with the employees. The employees of this combined company are going to have a larger, more stable employer, more opportunities geographically and to grow their careers. And further as we grow the business, which is our intention, we see that as benefiting the whole group. Beyond that, we’re going to create value for our owners, and that is one of our primary purposes in this business. We’re going to do that by growing the business organically and externally. We also have something that Frontier has not had the benefit of the last few years, but Holly has and that is Holly Energy Partners, the MLP vehicle. That’s going to allow us to knit these businesses together. Let’s take Tulsa and El Dorado as an example. HEP will help to facilitate the integration of those two plants, allowing us to grow them by themselves, but also together. And that physical integration is going to provide value for our shareholders and for the plants as we become more prominent in MidCon.”

Dave Lamp:

“Well, what’s going to make a successful merger is mainly people. The thing Mike mentioned that’s just paramount importance is working together to find the best solutions to issues that come up and that’s just people driven. We got, these refineries are a hunk of bolts without the people that run them. And if you don’t do that well, manage the human resource well, hire the right people, develop the right people, have all those processes in place, you won’t be very good. So, you know our emphasis as management will be how do we get the best people in the right position, how do we give them best opportunities, how do we let them grow and let them have passion in their business and to get results, and we don’t have to really do much after that.”

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Mike Jennings:

“Well, I think people should have a good solid read of our mission and values statement because that articulates it very clearly. Ok? Our purpose is to be the premier petroleum refiner and logistics company in the country. We’re taking, on a profitability basis, the number 1 and number 2 companies in net income per barrel and putting them together. Ok? So, we’re going to be strong and we’re going to be profitable but we also have a set of values that are very dear to us and this stuff comes from right here. It’s about telling the truth, it’s about working hard every day, working safely, treating the environment and the communities that host us responsibly and so I really encourage people to look at that mission and values statement as a means of understanding what we’re trying to achieve as a company. In terms of tone setting and culture, that’s going to be a lot of what Dave and I work on and the rest of the management team through the first few months, and you’re going to hear the words ‘performance based.’ We expect a high level of performance out of our employees and we’re going to hold ourselves to that standard. I don’t think that’s new; we may articulate it in somewhat of a new way, but both companies in the past have held themselves to high standards and we certainly expect to continue that.”

Dave Lamp:

“And that’s, that’s what’s so fascinating about this business, is small changes and small things make a huge difference in your competitive position. And it’s all around your human resources. If they’re engaged and they’re ready and they’re excited, and they feel that performance culture is worth it to them, it’s amazing what you can do as a business and you’d see the results fairly quickly. And that’s what’s so exciting about the business to me and that’s the work environment we really want to create; is one where, you know, you can, the sky is the limit, it’s your ability that sets the balance. It’s not management, it’s not the structure. If you can contribute, you’re going to grow and your resume is going to look better. And that’s our job as managers, to make your resume look better. And that’s what will keep you at a company is that fact that you’re learning, growing, get more responsibility and basically being compensated higher. That typically is a formula that works in my experience just about anywhere and that’s what I want to create, that’s what I want see, people produce, I want to see them be productive and I want to see them really excel.”

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.

Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.

Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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